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                                            Filed by Intel Corporation Pursuant
                                            to Rule 425 and Rule 14(a)-12 under
                                            the Securities Act of 1933

                                            Subject Company: Intel Corporation

                                            Commission file No.: 000-6217

The following is the text of an interview conducted with Ron Whittier, who is expected to become CEO of Convera Corporation. The text of the interview was first placed on the Intel website on or about November 3, 2000.

ONE ON ONE WITH RON WHITTIER


Ron Whittier has held tough jobs at Intel for over 30 years. In his early days, Whittier was responsible for memory product development. Following that, he was director of Corporate Marketing. After that, he started up a software technology entity that evolved into Intel's Architecture Labs. The list goes on. And it's all big stuff.

Currently Whittier is senior vice president and general manager of Intel's Interactive Media Services (IMS). But not for long. Just when many executives might reflect on a long and varied career and opt to trade in the cubicle for the golf cart, Whittier is revving up for a new corporate venture. Whittier will take over Convera Corporation, a new interactive media services company to be formed by Intel and Excalibur Technologies Corporation upon the consummation of the merger between Excalibur and IMS that is expected to occur in the fourth quarter of 2000.

Convera's mission is to achieve a leading role in the interactive media services market segment by enabling owners of valuable media assets to extract value from their assets by making them available--and secure--over IP networks: the Internet, intranets, and extranets.

Circuit interviewed Whittier to find out more about the new venture, from both his personal and corporate perspectives. In the following interview, Whittier reflects on his tenure at Intel, what it means to leave, and what he has in store for his coming adventure at Convera.

BEGIN QUESTION-AND-ANSWER
Q. Do you have mixed emotions about leaving Intel?

A. Intel is such a terrific company to work for and there are so many experiences contained in 30 years here that it is hard to leave. On the other hand, this new venture is so very, very exciting that I'm also excited to leave. I really can't think of a better thing to do than start a new venture of which Intel owns approximately 54 percent.

Q. Why did Intel decide to merge Interactive Media Services with Excalibur?

A. The Merger is expected to capitalize on an opportunity to get scale in the interactive media services marketplace. We were headed out into the market segment with three small business units within Intel. When we first started having discussions with Excalibur, we discovered how complementary IMS and Excalibur were. We realized that in merging we could be a much bigger player in the emerging Internet interactive media services space.

Q. What strengths can Intel bring to Convera?

A. Most important, Intel brings technologies and an understanding of how to turn those technologies into Internet services. Having those technologies in hand--security technology,
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enhanced video technology, distribution of content over the Internet--is our first and foremost strength.

Part of that strength, of course, is people. The technologies are in the minds of those people who are joining Convera, and the management team that knows how to take technologies to market. We have the people who understand technology and can develop it and understand how to make it a business.

We also have excellent contacts within the content industry because we've been working with it for five years. Content to us is documents, images, audio, music, and video in particular--information that is contained in a variety of data formats that you can move around on the Internet. Everybody has content that they are trying to manage. The big issue that the business is coming to grips with is how do you manage all this stuff? How do you find it? How do you augment it? How do you publish it? How do you store it? How do you find it the next time you come back? The full set of issues is what Convera expects to address.

Finally, Intel is contributing intellectual property, which will facilitate Convera's efforts from that standpoint.

Q. What is the charter for Convera?

A. The charter is pretty simple. It is tailored after some of the mission statements that Intel has had over the years. Our goal is to be the leading company in the interactive media services market segment. In the future we expect this will be a large market segment. Analysts forecast interactive media services will be a multibillion-dollar market segment in the year 2004. Right now, while organizations may compete against Convera for some part of the services we anticipate providing, we believe that no competitor has or has announced a comprehensive solution on a par with what we hope to offer with Convera. We believe that it's a very fragmented market segment, and services are provided by relatively small start-up companies or major companies that are just getting started.

Q. What must Convera do to be successful and become a leader in its segment?

A. The single biggest thing that any company in this space has to do is execute. This is an area where most of the products and services are still in the engineering phase. We have to move from this engineering phase into a production phase. We have to get services up and running in volume. We have to scale everything up. It reminds me a lot of Intel in the early '70s when engineering ran everything. We used to call it manufacturing, but if you were to compare manufacturing then to what semiconductor manufacturing is today, you would recognize the enormous change that has taken place. So we're in that same phase. We believe that the thing that will distinguish companies in the long haul is the ability to take those engineering capabilities and move them into a production mode, capture customers, and scale up in volume. And we can't take 30 years to get there. We have to get it done fast, and execution is everything.
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enhanced as broadband comes onto the marketplace over the next five years. In the meantime, we intend to offer our services to the 56K market segment.

Q. What does the combination of Excalibur and IMS have that others in this area do not?

A. We believe that the technologies and capabilities of the two companies complement each other perfectly. Excalibur has a set of capabilities that takes an asset -- such as a video asset or a music asset -- and captures it, indexes it, compresses it, codes it, and puts it in a database. Excalibur is in the business of building the database.

IMS was in the business of taking stuff out of databases, protecting it, adding subscriber management systems, mixing video and data assets, and preparing things to be distributed on the networks. So, they could take this stuff out of a database and send it on a 56K pipe or a DSL pipe, or broadband broadcast pipe. We have a distribution manager and a data protection manager, and we can put advertising into the data stream.

Q. Do you see anyone who might be coming up to compete with you?

A. There are a number of people who are trying to figure out how to come into this space because it's very attractive. Right now it's fragmented; there are a bunch of small companies, but small companies can be purchased, and in aggregation they could be formidable. I expect other companies that have significant Internet currency will come in and buy companies that can compete with us.

Q. Are you taking staff from your present group?

A. Yes. We had about 80 people within the IMS business units. We spent June and July recruiting. About 50 percent of our original staff is going to Convera and 50 percent will stay with Intel. A number of the people staying with Intel will continue to work with Convera for a period of time as we go through the transition. We are also recruiting new people.

Q. Where will Convera be headquartered?

A. The company has five locations: three engineering-driven locations on the West Coast in Hillsboro, Ore., San Jose, and Carlsbad, Calif. We have two Excalibur locations on the East Coast in Virginia and Maryland. We will have an East Coast headquarters and a Silicon Valley headquarters, but we have no plans to consolidate to a single headquarters or to consolidate our existing locations. We'll go where the good people are.

Q. What advice do you give other employees who have interest in your business?

A. Please talk to us! We think that this is an exciting opportunity for people who are interested in working in this market segment. We should talk and see if there's a mutual fit.
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Q. Do you have hiring projections for the next year or so?

A. We haven't worked that out yet, but I think that we are going to be under considerable pressure to expand the workforce to handle anticipated growth in the services business. We have a challenge in front of us because we're going to have to scale up to handle the business opportunities when we start providing services at the end of this year.

Q. Do you have any reservations about leaving Intel to begin anew at this stage in your career?

A. I've grown businesses before. I've started new businesses before. I've done half a dozen new things at Intel. So, from that standpoint, I'm confident about trying to start something and trying to make something big. You're obviously taking a chance because there's no assurance that you're going to be successful in this venture. If it succeeds you're fine, and if it doesn't, it's not exactly the way you wanted to go. So, in that vein, it's risky. But, it's part of what we grow up with here at Intel, and I think it's pretty exciting to take that shot.



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Excalibur filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and to the definitive proxy statement/prospectus which Excalibur plans to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (702) 761-3700).

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's business will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.